Free Writing Prospectus	Filed Pursuant to Rule 433
(to the Preliminary Prospectus dated March 7, 2012)	Registration Statement No. 333-179943
Dated: March 7, 2012

Domtar Corporation

Pricing Term Sheet

Issuer:	Domtar Corporation

Security:	4.40% Senior Notes due 2022

Size:	$300,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	April 1, 2022

Coupon:	4.40%

Price:	99.781%

Yield to maturity:	4.427%

Spread to Benchmark Treasury:	245 bps

Benchmark Treasury:	2.00% UST due February 15, 2022

Benchmark Treasury Price and Yield:	100-06+; 1.977%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2012

Optional Redemption:
Make-whole call

At any time prior to January 1, 2022, at a redemption price equal to the greater of (i) 100% of principal amount or (ii) discounted present value at T+40 bps, plus accrued and unpaid interest, if any.

At any time on or after January 1, 2022, at 100% of principal amount, plus accrued and unpaid interest, if any.

Net Proceeds to Issuer Before Expenses:	$299,343,000

Trade Date:	March 7, 2012

Settlement:	T+7; March 16, 2012

CUSIP / ISIN:	257559AH7 / US257559AH77

Ratings:	Baa3/BBB-

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Scotia Capital (USA) Inc.

CIBC World Markets Corp.

RBC Capital Markets, LLC

BMO Capital Markets Corp.

Desjardins Securities Inc.

Morgan Stanley & Co. LLC

National Bank of Canada Financial Inc.

Rabo Securities USA, Inc.

TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect 1-212-834-4533, Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

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